Exhibit 99.1

Publication relating to transparency notifications

September 27, 2024

REGULATED INFORMATION

Publication relating to transparency notifications

Mont-Saint-Guibert (Belgium), September 27, 2024, 8.00am CET / 2.00am ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received a transparency notification as detailed below.

BlackRock, Inc.

On September 24, 2024, Nyxoah received a transparency notification from BlackRock, Inc. and related persons indicating that BlackRock Advisors, LLC went below the 3% threshold on September 20, 2024. As of such date, BlackRock, Inc. (together with its controlled undertakings) held 1,116,421 voting rights, consisting of 1,043,221 shares and 73,200 equivalent financial instruments, representing 3.25% of the total number of voting rights on September 20, 2024 (34,373,015).

The notification dated September 23, 2024 contains the following information:

•	Reason for the notification: acquisition or disposal of voting securities or voting rights

•	Notification by: a parent undertaking or a controlling person

•	Persons subject to the notification requirement:

•	BlackRock, Inc. (with address at 50 Hudson Yards, New York, NY, 10001, U.S.A.)

•	BlackRock Advisors, LLC (with address at 50 Hudson Yards, New York, NY, 10001, U.S.A.)

•	BlackRock Fund Advisors (with address at 400 Howard Street, San Francisco, CA, 94105, U.S.A.)

•	BlackRock Investment Management (UK) Limited (with address at 12 Throgmorton Avenue, London, EC2N 2DL, U.K.)

•	BlackRock Investment Management, LLC (with address at 1 University Square Drive, Princeton, NJ, 8540, U.S.A.)

•	Date on which the threshold was crossed: September 20, 2024

•	Threshold that is crossed: 3%

•	Denominator: 34,373,015

•	Notified details:

A) Voting rights	Previous	After the transaction
	notification
	# of voting rights	# of voting rights		% of voting rights
Holders of voting		Linked to	Not linked to the	Linked to	Not linked to
rights		securities	securities	securities	the securities
BlackRock, Inc.	0	0		0.00%
BlackRock Advisors, LLC	1,071,561	1,016,861		2.96%
BlackRock Fund Advisors	46	46		0.00%
BlackRock Investment Management (UK) Limited	1,080	1,080		0.00%
BlackRock Investment Management, LLC	25,242	25,234		0.07%
Subtotal	1,097,929	1,043,221		3.03%
TOTAL		1,043,221	0	3.03%	0.00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
BlackRock Advisors, LLC	Securities Lent			72,300	0.21%	physical
BlackRock Fund Advisors	Securities Lent			900	0.00%	physical
	TOTAL			73,200	0.21%

				# of voting rights	% of voting rights
	TOTAL (A & B)			1,116,421	3.25%

•	Full chain of controlled undertakings through which the holding is effectively held:

BlackRock, Inc.

Trident Merger, LLC

BlackRock Investment Management, LLC

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Holdco 3, LLC

BlackRock Cayman 1 LP

BlackRock Cayman West Bay Finco Limited

BlackRock Cayman West Bay IV Limited

BlackRock Group Limited

BlackRock Finance Europe Limited

BlackRock Investment Management (UK) Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Holdco 4, LLC

BlackRock Holdco 6, LLC

BlackRock Delaware Holdings Inc.

BlackRock Fund Advisors

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Capital Holdings, Inc.

BlackRock Advisors, LLC

•	Additional information: The disclosure obligation arose due to voting rights attached to shares for BlackRock Advisors, LLC going below 3%.

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Contact:

Nyxoah

Loic Moreau, CFO

IR@nyxoah.com

Attachment

•	2024 09 26 PR Transparency notifications 2024 09 (BlackRock) (ENG)